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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*


                       Eagle Point Software Corporation
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)


                                   269824108
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                                (CUSIP Number)


                           STEVEN J. DICKINSON, ESQ.
                             Dorsey & Whitney LLP
                             801 Grand, Suite 3900
                             Des Moines, IA 50309
                                (515) 283-1000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 12, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 250.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
CUSIP No. 269824108

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      John F. Biver
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      SC; BK; PF; OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) Or 2(e)                                         [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,243,816
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,243,816
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,243,816
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.9%
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      TYPE OF REPORTING PERSON*
14
      IN
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     This Amendment No. 2 ("Amendment No. 2") amends the statement of beneficial ownership on Schedule 13D filed with the U.S. Securities and Exchange Commission on March 8, 2001, as amended by Amendment No. 1 filed on March 24, 2001 (the "Schedule 13D"), by and on behalf of John F. Biver ("Biver"), relating to common stock, par value $0.01 per share ("Common Stock"), of Eagle Point Software Corporation, a Delaware corporation ("Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

     Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     As further described in Item 4 (the answers to which are incorporated herein by reference), on March 6, 2001, JB Acquisitions LLC, a single member Iowa limited liability company ("JB LLC") formed by Biver, submitted a proposal to the Board of Directors of the Issuer (in the form of a nonbinding letter of intent (the "Proposal")) to acquire all of the outstanding shares of common stock of the Issuer not owned by Biver at a price of $6.40 per share.

     On July 12, 2001, the Board of Directors of the Issuer, with Messrs. Biver and Blum not participating, approved on the recommendation of a Special Committee of independent directors (the "Special Committee"), and the Issuer, JB LLC, and Talon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of JB LLC ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing that, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Issuer (the "Merger") with the Issuer continuing as the surviving corporation (the "Surviving Corporation").

     JB LLC expects to finance the transactions contemplated by the Merger Agreement and the payment of related transaction fees and expenses from the following sources:

          (i) At least $12,800,000 in aggregate cash, cash equivalents, investments, including accrued interest, gains or losses thereon required under the terms of the Merger Agreement to be held by the Issuer on the date of closing of the Merger, after payment by the Issuer of all of the Issuer's expenses (not including any expenses incurred by JB LLC or Merger Sub) incurred in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement;

          (ii) $6,300,000 of borrowings under a proposed senior secured credit facility with Dubuque Bank and Trust Company ("DB&T"). This senior secured credit facility will be guaranteed by Biver and his spouse. A copy of the DB&T Commitment Letter dated July 12, 2001 (the "Commitment Letter") relating to the senior secured credit facility is attached hereto as Exhibit 4;

          (iii) At least $2,000,000 in gross proceeds from senior subordinated financing by the Surviving Corporation;

          (iv) $500,000 of borrowings under a junior subordinated promissory note (the "Blum Subordinated Note") payable to Rodney L. Blum (who is a current director and a former officer of the Issuer) ("Blum") to be issued pursuant to the terms of the Merger Agreement in exchange for the cancellation of an aggregate of 78,125 shares of Common Stock of the Issuer held by Blum. The Blum Subordinated Note will be guaranteed by Biver and his spouse. The forms of Blum Subordinated Noted and personal guaranty are attached hereto as Exhibits 5 and 6, respectively, and incorporated by reference herein;

          (v) $250,000 of borrowings under a junior subordinated promissory note (the "George Subordinated Note") payable to Dennis J. George (who is currently an officer and director of the Issuer) ("George") to be issued pursuant to the terms of the Merger Agreement in exchange for the cancellation of an aggregate of 39,062 shares of Common Stock of the Issuer held by George. The George Subordinated Note will be guaranteed by Biver and his spouse. The forms of George Subordinated Note and personal guaranty are attached hereto as Exhibits 5 and 6, respectively, and incorporated by reference herein; and

          (vi) Approximately $1,100,000 in cash proceeds, subject to certain adjustments, from the sale of the Issuer's Building Design and Construction and Structural Engineering Divisions (the "Asset Sale") to Digital Canal Corporation, an Iowa corporation formed by Blum ("DCC"). A copy of the Asset Purchase Agreement dated July 12, 2001 entered into by and among JB LLC, Merger Sub, Biver, DCC and Blum (the "Sale Agreement") relating to the Asset Sale is attached hereto as Exhibit 7.

     In addition, the Biver intends to have his Common Stock of the Issuer rolled into equity of the Surviving Corporation.

     The descriptions of the Proposal, Merger Agreement, Commitment Letter and Sale Agreement, respectively, do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits 1, 3, 4 and 7 hereto, respectively, and are incorporated herein by reference.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.
------------------------------

     Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) On March 6, 2001, Biver formed JB LLC for the purpose of forming Merger Sub in order to consummate the Merger and the transactions contemplated by the Merger Agreement. Also on March 6, 2001, JB LLC submitted the Proposal to the Board of Directors of the Issuer offering to acquire all of the outstanding shares of Common Stock in accordance with the terms and conditions set forth therein.

          On March 23, 2001, JB LLC and the Issuer entered into a confidentiality agreement (the "Confidentiality Agreement), effective March 19, 2001. The Confidentiality Agreement contains no standstill provisions. The description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text thereof, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

          On July 12, 2001, the Board of Directors of the Issuer, with Messrs. Biver and Blum not participating, approved, on the recommendation of the Special Committee, and the Issuer, JB LLC, and Merger Sub entered into the Merger Agreement. The Merger Agreement provides that upon consummation of the Merger, all of the outstanding shares of Common Stock (other than shares held by the Issuer, Biver, JB LLC, Merger Sub, Blum and George and shares which have perfected appraisal rights), will be canceled and extinguished and be converted into the right to receive $6.40 per share in cash (the "Merger Consideration"), except that (i) all shares of Common Stock owned by Blum or his affiliates (including trusts created by him), which number of shares shall not exceed 953,704, will be canceled and extinguished and be converted into (A) the right to receive $6.40 per share in cash with respect to each share of Common Stock owned by Blum or his affiliates in excess of 78,125 shares and (B) a seven-year subordinated note payable to Blum in the principal amount of $500,000 with respect to 78,125 shares held by Blum, (ii) 381,340 shares of Common Stock held by George will be cancelled and extinguished and be converted into the right to received (A) an aggregate of $2,191,472 in cash and (B) a seven-year subordinated note payable to George in the principal amount of $250,000 and (iii) each share of Common Stock held in the treasury of the Issuer and each share of Common Stock owned by Biver, JB LLC, Merger Sub or any direct or indirect subsidiary of Parent, Merger Sub or the Issuer will be canceled and extinguished, and no payment or other consideration will be made with respect thereto.

          The Merger is subject to various conditions, including, but not limited to, (i) the adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of shares of Common Stock; (ii) the absence of any temporary restraining order, injunction or other order by any federal or state court preventing consummation of the Merger, Asset Sale or the other transactions contemplated by the Merger

          Agreement; (iii) the Sale Agreement shall have been entered into and shall either have been consummated in accordance with its terms or shall then remain in full force and effect (unless terminated by reason of breach by Biver, JB LLC or Merger Sub); (iv) holders of not more than ten percent of the outstanding shares of Common Stock shall have effected appraisal rights; (v) the Issuer shall have aggregate cash, cash equivalents, investments, including accrued interest, gains or losses therein (calculated according to generally accepted accounting principles) of at least $12,800,000, after payment of all of the Issuer's expenses (not including any expenses incurred by JB LLC or Merger Sub) incurred in connection the Merger Agreement, the Merger and the transactions contemplated thereby; and (vi) the closing of the financings contemplated by the Commitment Letter and the senior subordinated financing.

          The Merger will be subject to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

(c) The Merger Agreement provides that a condition to the consummation of the Merger is that the Sale Agreement shall have been entered into and shall either have been consummated in accordance with its terms or shall then remain in full force and effect (unless terminated by reason of breach by Biver, JB LLC or Merger Sub). The description of the Sale Agreement does not purport to be complete and is qualified in its entirety reference to the complete text of the Sale Agreement, a copy of which is filed as Exhibit 7 hereto and incorporated herein by reference.

(d) The Merger Agreement provides that, unless otherwise determined by JB LLC, upon consummation of the Merger (i) the directors of Merger Sub in office at that time will be and constitute the directors of the Surviving Corporation and (ii) the officers of Merger Sub at that time will be and constitute the officers of the Surviving Corporation.

(e) The Merger Agreement provides (and Blum and George, respectively, have both consented) that upon consummation of the Merger, all of the outstanding shares of Common Stock (other than shares held by the Issuer, Biver, JB LLC, Merger Sub, Blum and George and shares which have perfected appraisal rights), will be canceled and extinguished and be converted into the right to receive the Merger Consideration in cash, except that (i) all shares of Common Stock owned by Blum or his affiliates (including trusts created by him), which number of shares shall not exceed 953,704, will be canceled and extinguished and be converted into (A) the right to receive $6.40 per share in cash with respect to each share of Common Stock owned by Blum or his affiliates in excess of 78,125 shares and (B) a seven-year subordinated note payable to Blum in the principal amount of $500,000 with respect to 78,125 shares held by Blum, (ii) 381,340 shares of Common Stock held by George will be cancelled and extinguished and be converted into the right to received (A) an aggregate of $2,191,472 in cash and (B) a seven-year subordinated note payable to George in the principal amount of $250,000 and (iii) each share of Common Stock held in the treasury of the Issuer and each share of Common Stock owned by Biver, JB LLC, Merger Sub or any direct or indirect subsidiary of Parent, Merger Sub or the Issuer will be canceled and extinguished, and no payment or other consideration will be made with respect thereto.

(f)       Not applicable.

(g) The Merger Agreement provides that, unless otherwise determined by Parent, upon consummation of the Merger, the certificate of incorporation of the Surviving Corporation will be in the form of Exhibit B to the Merger Agreement and Merger Sub's bylaws will become the bylaws of the Surviving Corporation.

(h) - (i) Shortly after consummation of the Merger, the registration of the shares of Common Stock under the Exchange Act will be terminated and the shares of Common Stock will be delisted from the Nasdaq National Market.

(j)  Not applicable.

Item 7. Material to be Filed as Exhibits.
----------------------------------------

     Item 7 of the Schedule 13D is supplemented by adding the following exhibits:

     3 Agreement and Plan of Merger, dated July 12, 2001, by and among the Issuer, JB LLC and Merger Sub (incorporated by reference to Exhibit
          2 to the Form 8-K of the Issuer filed with the SEC on July 16, 2001).

     4    Commitment Letter, dated July 12, 2001 between DB&T and JB LLC.

     5 Form of Blum Subordinated Note and George Subordinated Note (incorporated by reference to Exhibit 99.2 to the Form 8-K of the Issuer filed with the SEC on July 16, 2001).

     6 Form of personal guaranty of Biver and his spouse (incorporated by reference to Exhibit 99.3 to the Form 8-K of the Issuer filed with the SEC on July 16, 2001).

     7 Asset Purchase Agreement, dated July 12, 2001, by and among JB LLC, Merger Sub, Biver, DCC and Blum (incorporated by reference to Exhibit
          99.1 to the Form 8-K of the Issuer filed with the SEC on July 16, 2001


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated: July 16, 2001                         /s/ John F. Biver
                                            --------------------------------
                                            John F. Biver